1875 K Street N.W.
Washington, D.C. 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

January 31, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 620 and 623

Dear Ms. Cole:

This letter responds to your comments with respect to each of the following post-effective amendments (“PEA”) to the Trust’s registration statement filed on behalf of the following series of the Trust (each, a “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933.

PEA No.	Date Filed	Series
620	November 18, 2011	iShares Barclays CMBS Bond Fund
623	November 18, 2011	iShares Financials Sector Bond Fund

The comments were provided in a telephone conversation with Lauren Hatch on January 4, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

iShares Barclays CMBS Bond Fund

Comment No. 1: The exchange ticker symbol should appear on the cover page, not on the first page of the summary section of the prospectus.

Response: The Fund’s exchange ticker symbol will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also intends to disclose the Fund’s exchange ticker symbol in the heading of the summary section in the prospectus.

Comment No. 2: If the Fund expects to incur acquired fund fees and expenses, the introduction to the fees and expenses table should include a description of the acquired fund fees and expenses.

Response: The Fund will include a description of the estimated acquired fees and expenses in the introduction to the fees and expenses table.

Comment No. 3: In the description of the principal investment strategies for the Fund, there is a reference to “capped weighted average coupon.” Please provide a definition for this phrase.

Response: The Fund has included a definition of the term “capped weighted average coupon” in the prospectus. Please see page S-2 in the prospectus for the definition of the term “capped weighted average coupon.”

Comment No. 4: Please provide the criteria/selection methodology for the Underlying Index.

Response: The Trust respectfully submits that criteria/selection methodology is included in the prospectuses and Statement of Additional Information. Please see page S-2 in the prospectus and page 10 in the Statement of Additional Information.

Comment No.5: Please provide the date the portfolio management team started managing portfolio assets (also make this change in the statutory prospectus).

Response: The Trust respectfully submits that use of the phrase “since inception” adequately discloses the date the portfolio management team started managing portfolio assets since this is the Fund’s inaugural year. The Fund will update this information in its annual update to its registration statement.

iShares Financials Sector Bond Fund

Comment No. 1: The exchange ticker symbol should appear on the cover page, not on the first page of the summary section of the prospectus.

Response: The Fund’s exchange ticker symbol will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also intends to disclose the Fund’s exchange ticker symbol in the heading of the summary section in the prospectus.

Comment No. 2: If the Fund expects to incur acquired fund fees and expenses, the introduction to the fees and expenses table should include a description of the acquired fund fees and expenses.

Response: The Fund currently does not expect to incur material amounts of acquired fund fees and expenses.

Comment No. 3: Please clarify the extent to which the Fund will invest in non-U.S. issuers. In addition, please clarify the maturity and quality parameters of the securities selected for the Underlying Index. Specifically, provide additional information about the maturity of securities with maturities greater than one year.

Response: The Fund will invest in non-U.S. issuers to the extent necessary for it to track the Underlying Index. As of December 31, 2011, 18.68% of the Underlying Index was composed of bonds issued by non-U.S. issuers from the following countries: Australia, Belgium, Brazil, Canada, Colombia, France, Germany, Japan, the Netherlands, Spain, Sweden, Switzerland, and the United Kingdom. The Fund will generally invest in securities that are “investment grade” corporate bonds publicly issued by U.S. and non-U.S. issuers in the U.S. bond market with maturities of one year or more and with $250 million or more of outstanding face value. As of December 31, 2011, the Underlying index held bonds ranging from a maturity of one year to 86 years. The underlying index may also hold bonds known as “perpetuals,” which do not have a specified maturity date. Therefore the Trust respectfully submits that no additional disclosure regarding the maturity of the bonds in the Underlying Index is required besides the over one year maturity criteria which is stated on page S-2 of the prospectus and 13 of the Statement of Additional Information. “Investment grade” is defined on page 5 in the Statement of Additional Information.

Comment No. 4: Please provide the criteria/selection methodology for the Underlying Index.

Response: The Trust respectfully submits that criteria/selection methodology is included in the prospectuses and Statement of Additional Information. Please see page S-2 in the prospectus and page 13 in the Statement of Additional Information.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin Haskin

cc:	Ed Baer

Andrew Josef